Exhibit 99.7

CONSENT OF DIRECTOR NOMINEE

Infinity Natural Resources, Inc. (the “Company”) is filing a Registration Statement on Form S-l with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering (“IPO”) of its Class A common stock. In connection with the IPO, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement, as the same may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: October 2, 2024

/s/ David Poole
Name: David Poole